SHIN
CORPORATION

August 6, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3140**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 036/2002**
  Subject: Notification of the Connected Transaction of the Subsidiary
  Date: August 16, 2002

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mr. Piya Soonsatham.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. Bor Mor Jor 58
414 Shinawatra Tower Phahon Yothin Rd., Samsen Nai Phaya Thai, Bangkok 10400 THAILAND.

Summary Translation Letter
To the Stock Exchange of Thailand
Date August 6, 2002

SH 036/2002

August 6, 2002

Subject: Notification of the Connected Transaction of the Subsidiary

To: President

The Stock Exchange of Thailand

In the meeting of August 6, 2002, the Board of Directors of ITV Public Company Limited (ITV), a 55.53% subsidiary of Shin Corporation Public Company Limited (SHIN), passed the resolution to enter into the tenancy agreement with connected person the detail as follows:

Date of the transaction

Within August 2002

Parties involved and parties relationship

Lessee : ITV Public Company Limited (ITV), its subsidiaries of SHIN (55.53% holding)

Lessor : OAI Properties Limited (OPP)

OAI Property Co., Ltd. is 74.96% owned by the Shinawatra family and the Shinawatra family is the major shareholder of SHIN, (47.24% holding) which is the major shareholder of ITV, (55.53% holding).

General characteristics of the transaction

ITV will enter into the tenancy agreement of Shinawatra Tower 3 at 1010 Vibhavadi Rangsit Rd., Lardyao, Chatuchak, Bangkok 10900. The reason for the office movement is to support ITV's expansion plan and studio setting. The size of rental space is approximately 8,354 sq.m., totaling Baht 66,944,094.

Connected transaction and its conditions

The entering into the tenancy agreement of ITV, a subsidiary of SHIN, is considered to be a connected transaction prescribed in the Notification of the Stock Exchange of Thailand (SET) regarding Rules Procedure and Disclosure of the Connected Transaction of Listed Companies. The size of transaction is accounted for 0.14% of net tangible assets of SHIN and the Company is required to report the transaction to SET.

Summary Translation Letter
To the Stock Exchange of Thailand
Date August 6, 2002

SH 036/2002

August 6, 2002

Subject: Notification of the Connected Transaction of the Subsidiary

To: President

The Stock Exchange of Thailand

In the meeting of August 6, 2002, the Board of Directors of ITV Public Company Limited (ITV), a 55.53% subsidiary of Shin Corporation Public Company Limited (SHIN), passed the resolution to enter into the tenancy agreement with connected person the detail as follows:

Date of the transaction

Within August 2002

Parties involved and parties relationship

Lessee : ITV Public Company Limited (ITV), its subsidiaries of SHIN (55.53% holding)

Lessor : OAI Properties Limited (OPP)

OAI Property Co., Ltd. is 74.96% owned by the Shinawatra family and the Shinawatra family is the major shareholder of SHIN, (47.24% holding) which is the major shareholder of ITV, (55.53% holding).

General characteristics of the transaction

ITV will enter into the tenancy agreement of Shinawatra Tower 3 at 1010 Vibhavadi Rangsit Rd., Lardyao, Chatuchak, Bangkok 10900. The reason for the office movement is to support ITV's expansion plan and studio setting. The size of rental space is approximately 8,354 sq.m., totaling Baht 66,944,094.

Connected transaction and its conditions

The entering into the tenancy agreement of ITV, a subsidiary of SHIN, is considered to be a connected transaction prescribed in the Notification of the Stock Exchange of Thailand (SET) regarding Rules Procedure and Disclosure of the Connected Transaction of Listed Companies. The size of transaction is accounted for 0.14% of net tangible assets of SHIN and the Company is required to report the transaction to SET.